UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 0-30952

Rolling Thunder Exploration Ltd.

(Exact name of registrant as specified in its charter)

1950, 717- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 0Z3

____________(403) 532-6220____________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) _X_

Rule 12h-6(d) ___

(for equity securities)

(for successor registrants)

Rule 12h-6(c) ___

Rule 12h-6(i) ___

(for debt securities)

(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.  Rolling Thunder Exploration Ltd. (the “Corporation”) was formed through a statutory plan of arrangement effected January 12, 2006 between the Corporation and San Telmo Energy Ltd. (“San Telmo”). Upon the effectiveness of the arrangement, the Registrant’s common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 thereunder, as a successor issuer.

B.  The Corporation has filed all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.

Recent United States Market Activity

The Corporation’s Class A Common Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.

Foreign Listing and Primary Trading Market

A.  The Corporation maintains a listing of the Class A Common Shares on the TSX Venture Exchange (the “TSX-V”) located in Canada. The TSX-V is the primary trading market for the Class A Common Shares. The Class A Common Shares also trade on Germany’s XETRA.

B.  The date of initial listing of the Class A Common Shares on the TSX-V was January 12, 2006. The date of initial listing of the Class A Common Shares on the XETRA was January 24, 2006. The Corporation has maintained a listing of the Class A Common Shares on the TSX-V for at least 12 months preceding the filing of this Form. Prior to the completion of the arrangement, San Telmo’s common shares were listed on the TSX-V until January 12, 2006.

C.  During the recent 12-month period beginning June 1, 2006 and ending June 1, 2007, trading on the TSX and XETRA constituted 100% of the trading of the Class A Common Shares in on-exchange transactions.

Item 4.

Comparative Trading Volume Data

Not Applicable

Item 5.

Alternative Record Holder Information

To the Corporation’s knowledge, based on the reports of the Olympia Trust Company as at the close of business on June 19, 2007, there were 240 holders of record worldwide of the Class A Common Shares.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.  The Corporation published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on June 21, 2007. A copy of the notice was submitted under cover of a Form 6-K on June 21, 2007.

B.  The notice was disseminated in the United States by Canada Newswire.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The Corporation will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Rolling Thunder Exploration Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Rolling Thunder Exploration Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Rolling Thunder Exploration Ltd.

Dated: June 22, 2007

By:   /s/  Kamelia L. Wong

Name:

Kamelia L. Wong

Title:

Chief Financial Officer